

07002082

[UNI]TED STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washin]gton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR [illegible] 2007 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 65216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Midwest Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street, Suite 3232
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sal Raffa (216) 592-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 0 7 2007 E THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 1 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Midwest Securities Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.



Signature

Chief Financial Officer

Title



Notary Public

DENISE C. KLEMENCIC
Notary Public, State of Ohio, Cuy. Cty.
My commission expires July 31, 2010

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).*



FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Consolidated Financial Statements and Schedule

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

These financial statements and schedule should be deemed
confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Midwest Securities Corp:

We have audited the accompanying consolidated statements of financial condition of FTN Midwest Securities Corp and subsidiary (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FTN Midwest Securities Corp and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based payments effective January 1, 2006 and, effective December 31, 2006, its method of accounting for defined benefit pension and postretirement benefit plans.

Our 2006 audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 23, 2007



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
FTN Midwest Securities Corp:

In planning and performing our audit of the consolidated financial statements of FTN Midwest Securities Corp and subsidiary (the Company), a wholly owned subsidiary of First Tennessee Bank National Association as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Consolidated Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	1,390,478	1,383,292
Securities owned, at market value		32,134,370	30,182,831
Receivable from clearing organization, net		—	1,237,810
Due from First Tennessee Bank National Association		—	291,556
Deposit with clearing organizations		225,000	225,000
Furniture, equipment, and leasehold improvements, net of depreciation and amortization expense		1,654,439	1,079,367
Goodwill		17,644,533	17,644,533
Other intangibles, net of amortization expense		469,524	1,569,676
Prepaid pension expenses		1,673,240	1,989,141
Other assets		1,978,845	969,714
Total assets	$	57,170,429	56,572,920
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation and benefits	$	4,394,822	6,077,608
Accounts payable and accrued liabilities		614,436	1,120,150
Payable to clearing organization, net		137,143	—
Deferred tax liability		452,423	538,311
Securities sold, not yet purchased		8,298	386,763
Due to First Tennessee Bank National Association		857,146	—
Total liabilities		6,464,268	8,122,832
Stockholder's equity:			
Common stock, $0.001 par value 10,000 shares authorized, issued, and outstanding		10	10
Additional paid-in capital		33,899,717	33,651,744
Accumulated other comprehensive loss		(627,841)	—
Retained earnings		17,434,275	14,798,334
Total stockholder's equity		50,706,161	48,450,088
	$	57,170,429	56,572,920

See accompanying notes to consolidated financial statements.

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Consolidated Statements of Income

Years ended December 31, 2006 and 2005

		2006	2005
Revenues:			
Commission income	$	45,607,644	56,611,449
Investment banking income		12,320,353	6,839,769
Research fee income		5,592,664	4,038,425
Trading loss, net		(477,478)	(634,570)
Interest income		1,492,116	677,889
		64,535,299	67,532,962
Expenses:			
Employee compensation and benefits		38,699,581	39,817,494
Brokerage, clearing, and exchange fees		5,455,372	6,315,698
Communication and data services		5,030,735	4,026,986
Travel and entertainment		3,264,920	2,621,032
Professional fees		1,796,324	310,483
Depreciation and amortization		1,545,367	1,739,231
Occupancy		1,496,571	1,574,952
Supplies expense		426,421	474,182
Interest expense		121,081	85,983
Other expenses		2,135,370	1,658,721
		59,971,742	58,624,762
Income before income taxes		4,563,557	8,908,200
Income taxes		1,953,643	3,907,781
Income before cumulative effect of change in accounting principle		2,609,914	5,000,419
Cumulative effect of change in accounting principle, net of tax		26,027	—
Net income	$	2,635,941	5,000,419

See accompanying notes to consolidated financial statements.

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Consolidated Statements of Changes in Stockholdėr Equity

Years ended December 31, 2006 and 2005

	Common stock			Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
	Shares		Amount				
Balance, December 31, 2004	10,000	$	10	30,236,359	—	12,072,383	42,308,752
Net income	—		—	—	—	5,000,419	5,000,419
Adjustment to reflect change in accounting for employee share-based compensation	—		—	3,415,385	—	(2,274,468)	1,140,917
Balance, December 31, 2005	10,000		10	33,651,744	—	14,798,334	48,450,088
Net income	—		—	—	—	2,635,941	2,635,941
Adjustment to initially apply SFAS No. 158, net of tax	—		—	—	(627,841)	—	(627,841)
Stock-based compensation expense	—		—	289,814	—	—	289,814
Adjustment to reflect change in accounting for employee stock option forfeitures	—		—	(41,841)	—	—	(41,841)
Balance, December 31, 2006	10,000	$	10	33,899,717	(627,841)	17,434,275	50,706,161

See accompanying notes to consolidated financial statements.

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	2,635,941	5,000,419
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on retirements		167	14,127
Depreciation and amortization		1,545,367	1,739,231
Deferred tax provision		843,307	33,702
Cumulative effect of changes in accounting principle, net of tax		(26,027)	—
Stock-based compensation expense		289,814	498,944
(Increase) decrease in operating assets:			
Securities owned, at market value		(1,951,539)	(6,845,699)
Receivable from clearing organization, net		1,237,810	117,801
Due from First Tennessee Bank National Association		291,556	605,057
Deposit at clearing firm		—	(25,000)
Other assets		(2,266,247)	(1,199,110)
Increase (decrease) in operating liabilities:			
Accrued compensation and benefits		(1,682,786)	610,152
Securities sold, not yet purchased		(378,465)	(75,339)
Accounts payable and accrued liabilities		(368,571)	553,280
Due to First Tennessee Bank National Association		857,146	—
Net cash provided by operating activities		1,027,473	1,027,565
Cash flows from investing activities:			
Purchases of furniture, equipment, and leasehold improvements		(729,594)	(179,105)
Purchase of furniture, equipment, and leasehold improvement from related entity		(290,693)	(127,916)
Net cash used in investing activities		(1,020,287)	(307,021)
Increase in cash and cash equivalents during the period		7,186	720,544
Cash and cash equivalents, beginning of year		1,383,292	662,749
Cash and cash equivalents, end of year	$	1,390,478	1,383,292
Supplemental disclosures of cash flow information:			
Income tax payments	$	2,219,388	3,314,124
Interest payments		76,181	85,983
Supplemental disclosure of noncash transactions:			
Retirement of furniture, equipment, and leasehold improvements	$	4,485	76,598
Transfers of furniture and equipment		114,727	83,017

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Midwest Securities Corp (the Company), a Delaware corporation, is a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), NYSE Arca, and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies.

On May 2, 2006, the Company created FTN Midwest Asset Management Corp (FTNMAM) as a wholly owned subsidiary of the Company. FTNMAM was formed for the purpose of providing investment advisory services. FTNMAM is a Registered Investment Advisor under the Investment Company Act of 1940.

The Company clears its securities transactions through Pershing LLC, an indirect subsidiary of The Bank of New York Company, Inc., on a fully disclosed basis.

(b) Goodwill

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under the provisions of SFAS No. 142, goodwill is not subject to amortization. Rather, goodwill will be subject to an assessment for impairment using a fair-value-based test annually or more often if events or circumstances indicate that there may be impairment. The Company's impairment evaluations at December 31, 2006 and 2005 indicated that none of the Company's goodwill was impaired.

(c) Cash and Cash Equivalents

Cash and cash equivalents as presented in the statements of cash flows includes cash on hand and due from banks and excludes cash segregated for regulatory purposes.

(d) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled, with related commission income and expenses reported on a trade-date basis, and are valued at market value using quoted market prices as determined through third-party pricing services. Trading securities owned are valued at current fair values with the resulting differences between cost and market being included in income.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment.

Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of three to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(f) ***Collateral***

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) ***Investment Banking***

Underwriting revenues and fees from mergers and acquisitions and other corporate finance advisory assignments are recorded when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are recognized as incurred.

(i) ***Share-Based Payment***

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payments*, (SFAS 123(R)) as of January 1, 2006. SFAS No. 123(R) requires recognition of expense over the requisite service period for awards of share-based compensation to employees. The grant date fair value of an award will be used to measure the compensation expense to be recognized over the life of the award. For unvested awards granted prior to the adoption of SFAS No. 123(R), the fair values utilized equal the values developed in preparation of the disclosures required under the original SFAS No. 123. Compensation expense recognized after adoption of SFAS No. 123(R) incorporates an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. As permitted by SFAS No. 123(R), the Company retroactively applied the provisions of SFAS No. 123(R) to its prior period financial statements. The consolidated statements of financial condition were revised to reflect the effects of including equity compensation expense in those prior periods. Additionally, all deferred compensation balances were reclassified within equity to capital surplus.

Since the Company's prior disclosures included forfeitures as they occurred, a cumulative effect adjustment, as required by SFAS No. 123(R) of $26,027 net of tax, was made for unvested awards that are not expected to vest due to anticipated forfeiture.

(Continued)

(j) *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS No. 158), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of condition. SFAS No. 158 does not change measurement or recognition requirements for periodic pension and postretirement costs. SFAS No. 158 also provides that changes in the funded status of a defined benefit postretirement plan should be recognized in the year such changes occur through comprehensive income. Additionally, SFAS No. 158 requires that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. Upon adoption of SFAS No. 158, unrecognized transition asset obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits will be recognized as a component of accumulated other comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006, for funded status recognition and related disclosure requirements, with a one-time adjustment to the statement of financial condition. For measurement date requirements, SFAS No. 158 is effective for fiscal years ending December 15, 2008. See note 4 for additional information.

(k) *Principles of Consolidation*

The consolidated financial statements include the accounts, after all intercompany eliminations, of FTN Midwest and its wholly owned subsidiary, FTNMAM.

(l) *Other*

The Company's financial instruments are either carried at fair value or are considered to be stated at fair value due to their short-term nature.

(m) *Accounting for Uncertainty in Income Taxes*

In July 2006, FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* (FIN 48) was issued. FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Adoption of FIN 48 requires a cumulative effect adjustment to the beginning balance of retained earnings for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material impact on the Company's financial position or results of operations.

(n) *Reclassifications*

Certain prior year amounts have been reclassified to conform to the 2006 presentation.

(Continued)

(2) Intangible Asset

As a result of the business combination with Alterity Partners (Alterity) in 2004, the Company entered into three employment agreements with the primary owners of Alterity who became employees of the Company. The agreements were individually for three, four, and four years and amortized on a straight-line basis. As of December 31, 2006, one of the selling members of Alterity was no longer employed by the Company. As a result of his voluntary resignation, the remaining balance of the intangible asset related to his employment agreement has been fully amortized.

The Company has accounted for the Alterity acquisition under the purchase method of accounting and therefore the assets acquired and the liabilities assumed of Alterity were recorded at their respective values as of the date of the business combination. An intangible asset of $1.7 million was recorded for transactions in process. The transactions in process are amortized based on when the economic benefits (cash flows) are consumed or otherwise used up, which is when the specific transaction closes or it is determined that the transaction will not close. The transactions in process were fully amortized as of December 31, 2006.

Amortization expense was $892,152 and $208,000 for the non-compete agreements and the transactions in process, respectively for the year ended December 31, 2006 and $563,460 and $769,000, respectively, for December 31, 2005. The remaining amount that will be amortized as of December 31, 2007 is $469,524.

(3) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHN, with whom it files a consolidated federal tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate return basis. The Company computes state taxes at the applicable state tax rate and remits payment directly to the applicable state authority or FHN where the Company is included in consolidated state returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. The 2006 income tax expense of $1,953,643 consists of $856,438 and $253,898 current federal and state taxes, respectively, and deferred income tax expense of $843,307. The 2005 income tax expense of $3,907,781 consists of $2,999,000 and $875,079 current federal and state taxes, respectively, and deferred income tax expense of $33,702. As of December 31, 2006 and 2005, the Company had deferred tax liabilities of $452,423 and $538,311, respectively. Significant deferred balances are attributable to goodwill, prepaid pension, and stock option expense.

The Company pays franchise taxes for the State of Ohio. This amount was $6,421 for the year ended December 31, 2006.

The difference between the income tax expense and the amount that results from applying the statutory federal income tax rate of 35% to income is principally related to state income taxes and items not deductible for federal income tax purposes.

(4) Transactions with Related Parties

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions. In addition, the Company leases office space and furniture and fixtures from FTBNA under a similar agreement. Fees paid for such services and leases were $1,224,811 and $549,200 during 2006 and 2005, respectively, and are included in the statements of income.

The Company's cash is held in a noninterest-bearing checking account with FTBNA.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan and a post-retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The total allocated cost of these benefit plans was $1,024,867 and $987,353 during the years ended December 31, 2006 and 2005, respectively, and is included in employee compensation and benefits in the accompanying statements of income. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and post-retirement calculations and is therefore not available. As a result of adopting SFAS No. 158, the Company's allocation of FHN's unrecognized transition assets and obligations, actuarial gains and losses, and unrecognized prior service costs or credits were recognized as a component of accumulated other comprehensive income resulting in a reduction in equity of $627,841. Accordingly, the adoption of SFAS No. 158 resulted in a decrease in prepaid pension expense of $1,149,411, an increase in other assets of $141,964, and a decrease in deferred tax liability of $377,558.

The Company has a discretionary incentive plan to make payments to certain members of management that is based on the performance of the Company. Such payments are calculated as a percentage of the Company's adjusted net earnings for the year. As of December 31, 2006 and 2005, payments due under this incentive plan totaled $804,000 and $1,682,000, respectively, which are included in accrued compensation and benefits in the accompanying statements of financial condition.

FHN issues nonqualified stock options and restricted stock to employees under various plans, which provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant. All options and restricted stock vest within 3 to 4 years and expire 10 years from the date of the grant. Stock option expense is allocated from our parent company and was $289,814 and $498,944 in 2006 and 2005, respectively.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(5) Fair Value of Financial Instruments

Financial instruments included in the Company's consolidated statements of financial condition consist of cash, trading securities, and securities sold, not yet purchased. Securities owned and securities sold, not yet purchased, are accounted for at fair value. As of December 31, 2006 and 2005, securities owned totaled

$32,134,370 and $30,182,831, respectively, which consisted of equity, and other securities of $768,027 and $4,243 and a money market mutual fund of $31,366,343 and $30,178,588, respectively. Securities sold, not yet purchased, totaled $8,298 and $386,763, respectively, consisting of various equity securities.

(6) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2006 and 2005:

		2006	2005
Furniture and equipment	$	1,004,022	802,236
Communications and computer equipment		1,214,081	1,229,922
Leasehold improvements and other fixed assets		1,698,874	754,290
		3,916,977	2,786,448
Less accumulated depreciation and amortization		(2,262,538)	(1,707,081)
	$	1,654,439	1,079,367

(7) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, as defined, plus additional amounts required for brokers and dealers engaged in market making activities limited to a net capital requirement of $1,000,000. At December 31, 2006 and 2005, the Company's net capital, as defined, totaled $25,869,739 and $23,339,029, respectively, which was $24,869,739 and $22,339,029, respectively, greater than the required net capital of $1,000,000 for each year.

The Company claims exemption from Rule 15c3-3 under Paragraph (K)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(8) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statements of financial condition as of December 31, 2006 and 2005, related to these indemnifications.

(Continued)

The Company introduces certain of its customer transactions to a clearing broker, Pershing LLC, an indirect owned subsidiary of The Bank of New York Company, Inc., with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that Pershing may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2006 and 2005, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. As of December 31, 2006, there are no outstanding claims that are expected to result in an adverse material impact to the Company's financial statements.

The Company leases office space related to its operations pursuant to a certain noncancelable operating lease. Future minimum commitments, as of December 31, 2006, under this operating lease are as follows:

Year:		
2007	$	527,655
2008		527,655
2009		—
	$	1,055,310

Schedule

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Computation of Net Capital

December 31, 2006

Total stockholder's equity	$	50,706,161
Total capital, allowable subordinated borrowings, and other allowable credits		50,706,161
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net of depreciation and amortization expense		1,654,439
Goodwill		17,644,533
Other intangibles		469,524
Other assets		4,003,332
		23,771,828
Other deductions and/or charges		321,831
Net capital, before haircut on securities		26,612,502
Less haircut on securities		(742,763)
Net capital		25,869,739
Alternate net capital requirements, greater of minimum dollar net capital requirement or 2% of aggregate debit items		1,000,000
Excess net capital	$	24,869,739

Note: No differences exist between the net capital computation above and the computation included in the corresponding unaudited amended FOCUS Report, Form X-17 A-5, Part II for December 31, 2006, as originally filed on January 26, 2007 and amended on February 21, 2007.

See accompanying independent auditors' report.

END